UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-32369

NOTIFICATION OF LATE FILING

(Check One):      ☑ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q       ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended: December 26, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

     Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:

PART I
REGISTRANT INFORMATION

Full name of registrant AFC Enterprises, Inc.
Former name if applicable
Address of principal executive office (Street and number) Six Concourse Parkway, Suite 1700
City, state and zip code Atlanta, Georgia 30328-5352

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described below in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

AFC Enterprises, Inc. (the “Company”) has been unable to complete its Annual Report on Form 10-K for the fiscal year ended December 26, 2004, including the financial statements to be included therein, within the prescribed time period due to delays primarily resulting from the additional time required to prepare the financial statements reflecting the Company’s Church’s Chicken brand as a discontinued operation.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Fred B. Beilstein Chief Financial Officer	(770) 391-9500

(Name)	(Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

☑ Yes            ☐ No

     (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes            ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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AFC Enterprises, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 11, 2005	By:	/s/ Fred B. Beilstein
Fred B. Beilstein
Chief Financial Officer

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